ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

September 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Matthew Crispino, Staff Attorney

Re:                 Greenseer Holdings Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 17, 2020

  CIK No. 0001783317

Ladies and Gentlemen:

On behalf of Greenseer Holdings Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to the draft Registration Statement on Form S-1 (the “Second Amended Draft Registration Statement”), which reflects revisions to the above-referenced draft Registration Statement confidentially submitted to the Commission on August 8, 2019, as amended by that certain Amendment No. 1 to the draft Registration Statement confidentially submitted to the Commission on August 17, 2020 (the “Draft Registration Statement”). The Second Amended Draft Registration Statement has been revised in response to the comment letter addressed to the Company dated September 11, 2020 from the staff of the Commission (the “Staff”), as well as certain other updated information.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Amended Draft Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated September 11, 2020 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Second Amended Draft Registration Statement.

Securities and Exchange Commission	- 2 -	September 16, 2020

Prospectus, page 1

1.    We note you have revised the bullet-pointed financial performance highlights on page 3 to remove Net Loss Margin, but that you continue to present Adjusted EBITDA Margin. Please revise to either include disclosure of Net Loss Margin with equal or greater prominence or remove Adjusted EBITDA Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response to Comment 1:

In response to the Staff’s Comment, the Company has revised page 3 of the Second Amended Draft Registration Statement to include disclosure of Net Loss Margin and Net Income Margin in its financial performance highlights.

Risk Factors

“The COVID-19 pandemic has affected how we are operating our business”, page 26

2.    You state that the COVID-19 pandemic has resulted in an increased demand for your solutions in recent quarters. Please revise this risk factor to quantify the impact COVID- 19 has had on your subscriptions and number of end-user customers.

Response to Comment 2:

The Company respectfully advises the Staff that it is unable to quantify the impact, if any, that the COVID-19 pandemic has had on its subscriptions and number of end-user customers in recent quarters, compared to the impact on its new subscriptions and end-user customers that were the result of other business developments, including changes in product mix, product enhancements, improvements in the Company’s go-to-market strategies, and any other general market and macroeconomic conditions that may have contributed to increased demand for the Company’s solutions during the same period. However, in response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Second Amended Draft Registration Statement to clarify the uncertainties regarding the impact, if any, of the COVID-19 pandemic on demand for the Company’s solutions and certain measures of the Company’s performance in recent periods.

Industry and market Data, page 78

3.    We note the statement in this section that the market and industry data included in the prospectus, and estimates and beliefs based on that data, may not be reliable. Please revise your disclosure to remove any implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

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Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Second Amended Draft Registration Statement to remove the implication that it is not responsible for the accuracy of the information included in its prospectus.

Selected Consolidated and Combined Financial and Other Data

Non-GAAP Financial Measures, page 96

4.    We believe that your presentation of Billings inclusive of purchase accounting adjustments substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments from your Billings measure on both the total company and segment bases. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the presentation of the reconciliation of Billings on pages 101-102 of the Second Amended Draft Registration Statement to present deferred revenue at the beginning and end of each relevant period in the manner required by GAAP, which amounts include the impact of purchase accounting as required under GAAP. The Company supplementally advises the Staff the previous presentation of Billings was not intended to eliminate the impact of purchase accounting adjustments required under GAAP from the calculation of Billings. Rather, the separate line item in the reconciliation presenting the change in fair value due to purchase accounting was intended to clarify for investors the reason for differences in the amount of deferred revenue at the end of a period and the amount of deferred revenue at the beginning of the subsequent period. As revised, the reconciliation of Billings to net revenue no longer separately presents the impact of purchase accounting adjustments required under GAAP on the Company’s deferred revenue in each period.

5.    We note your response to prior comment 11. We continue to believe making purchase accounting adjustments for deferred revenue and deferred costs to your total company and segment measures substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 101-106 and throughout the Second Amended Draft Registration Statement to remove purchase accounting adjustments for deferred revenue and deferred costs from the calculation and reconciliation of the non-GAAP financial measures presented in the Second Amended Draft Registration Statement.

6.    We note your response and revised disclosures related to prior comment 14. We continue to believe that adjusting for the expenses allocated by Intel in excess of estimated standalone

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costs substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 102-105 and throughout the Second Amended Draft Registration Statement to remove the adjustment for the expenses allocated by Intel in excess of estimated standalone costs from the calculation and reconciliation of the non-GAAP measures presented.

7.    We note your disclosure of Adjusted operating income margin, Adjusted EBITDA margin, and Adjusted net income margin. Please revise your disclosure to present the comparable GAAP margin for each non-GAAP margin measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and footnote 27 of SEC Release No. 33-8176.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Second Amended Draft Registration Statement to present the comparable GAAP margin for each non-GAAP margin measure.

8.    We note that you have defined free cash flow as net cash provided by operating activities less capital expenditures. Please clarify why your measure of free cash flow also contemplates Other investment activities. Considering your inclusion of outflows related to Other investment activities, please also re-title the measure to distinguish it from free cash flow. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Second Amended Draft Registration Statement to clarify that the adjustment for capital expenditures in the reconciliation of free cash flow to net cash provided by (used in) operating activities includes certain capitalized labor costs related to software development. The Company advises the staff that such capitalized labor costs are reported on the Company’s statements of cash flows as cash flows from investing activities under “other investment activities” as permitted under GAAP. Because these amounts reflect capital expenditures, the Company continues to believe that the deducting these expenses from the Company’s calculation of free cash flow is appropriate and is consistent with the guidance set forth in Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Key Operating Metrics, page 112

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9.    We note your response to prior comment 17 and related revised disclosures on page 111. However, we were unable to find disclosure of the definition of how the recurring revenue percentage is calculated. Please revise to include this definition, and consider addressing this metric within your Key Operating Metrics section here.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has revised page 109 of the Second Amended Draft Registration Statement to provide a definition of recurring revenue percentage. The Company respectfully advises the Staff that management does not monitor recurring revenue percentage as a key indicator of the Company’s performance. While the Company believes it is useful for investors to understand the general portion of its net revenue that is recurring in nature, recurring revenue percentage has remained relatively stable in recent periods, and immaterial variance in recurring revenue percentage is often driven by periodic variance in product mix that is not indicative of the overall performance of the Company’s business in the period. As such, the Company does not intend to continue reporting recurring revenue percentage on an ongoing basis following the Company’s initial public offering.

10.    We note your disclosure that increases in Monthly Core Direct to Consumer Customers Average Revenue Per Customer (ARPC) are due primarily to package upsales and pricing. Please tell us how you track these two factors within the context of this metric. In this regard, tell us how you determine that increases in your pricing do not offset decreases in your customer purchases (e.g., purchasing fewer products or downgrading their services). To the extent you track pricing changes separately from upselling efforts, please revise to describe this and provide a discussion of fluctuations in this metric from period to period.

Response to Comment 10:

The Company has revised the disclosure on page 113 of the Second Amended Draft Registration Statement to clarify the drivers of variance in the Company’s Monthly Core Direct to Consumer Customers ARPC. The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it does not separately track individual components of the average selling prices for its products on a detailed, customer by customer basis across its millions of Core Direct to Consumer Customers and many product offerings. However, ARPC may also be impacted by a variety of other factors, including changes in product mix selected by customers and the change in the number of Core Direct to Consumer Customers in the measurement period. Accordingly, the Company evaluates the impact of its selling efforts to these customers by using ARPC, which evaluates the average total revenue derived from its Core Direct to Consumer Customers, whether such revenue relates to new or renewed subscriptions, package upsell, product mix of new or existing customers, price differentials or the length of subscriptions.

11.    We note the new disclosure of your metric Trailing Twelve Months Dollar Based Retention Rate - Core Direct to Consumer Customers (TTM), which measures the renewal rate of your core direct to consumer customers. In response to prior comment 21, you stated that you

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do not separately track various drivers of revenue, including changes in revenues due to new versus existing customers. However, this metric seems to indicate that you do monitor renewals and the related revenue from renewing customers. Please revise to clarify whether you do track renewing versus new customers, and include a discussion of the fluctuations in this metric and/or your results of operations due to these factors.

Response to Comment 11:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not have the ability to monitor revenue related to new versus existing Consumer customers. The Company further advises the Staff that renewal rate is not a material metric used by management to evaluate the Company’s customer retention, and does not believe such a metric would be accurate for investors, because the Company has a number of customers who have multi-year subscriptions, and as a result, only a subset of our customers are up for renewal in any one year. In addition, the Company believes a renewal rate could be misleading as to the performance of the business, as the metric would not be weighted for dollars and would not capture reductions of the value of subscriptions lost from non-renewing customers. Furthermore, such a metric could result in a high rate of renewals for lower price products obscuring the impact of any decrease in renewals for higher price offerings.

The Company further advises the Staff that it believes the TTM Dollar Based Retention Rate - Core Direct to Consumer Customers currently presented in the Second Amended Draft Registration Statement is a more appropriate measure of retention, because it reflects the dollar-weighted value of the Company’s Core Direct to Consumer subscriptions that are renewed. For example, if a Core Direct to Consumer Customer had a one-year subscription and renewed its subscription for the exact same amount, then the TTM Dollar Based Retention Rate for that Core Direct to Consumer Customer would be 100%. In contrast, Core Direct to Consumer Customers who reduced the annual dollar value of their subscriptions or did not renew their annual subscription would adversely affect the TTM Dollar Based Retention Rate. As a result, the Company respectfully submits that the TTM Dollar Based Retention Rate is the most useful indicator of retention and evolution of the Company’s business with existing Core Direct to Consumer customers and, as such, is the metric that the Company’s management uses to evaluate this portion of its business. The Company has revised the discussion of its results of operations in the Second Amended Draft Registration Statement to note, where applicable, the impact of changes in its TTM Dollar Based Retention Rate - Core Direct to Consumer Customers.

12.    We note your revised definition of Core Enterprise Customers on page 113. Please revise to define an “end of life customer” in this context. Further, we note this metric has been declining slightly. Please revise to provide a discussion of the fluctuations in this metric from period to period. Explain whether management expects the decrease in the number of its Core Enterprise Customers and the increase in the number of its Core Direct to Consumer Customers to continue in future periods. Also, please disclose that your Fortune 100, Fortune 500 and Global 2000 customers are Enterprise customers and explain how many in each cohort are Core Enterprise Customers.

Securities and Exchange Commission	- 7 -	September 16, 2020

Response to Comment 12:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 113 to clarify that, for purposes of defining Core Enterprise Customers, a customer’s annualized contract value excludes any contract value related to end of life products, which are products that have been selected for discontinuation after the relevant contract was entered into. The Company has further revised the disclosure on pages 113 and 114 of the Second Amended Draft Registration Statement to disclose management’s expectations regarding changes, if any, in the number of Core Direct to Consumer Customers and Core Enterprise Customers in future periods. The Company has also revised the disclosure on page 109 of the Second Amended Draft Registration Statement to the disclose the number of customers who were Fortune 100, Fortune 500, and Global 2000 firms that were Core Enterprise Customers, in each case as of June 27, 2020.

Results of Operations, page 123

13.    We note your response to prior comment 20. We continue to believe that the current presentation does not comply with the guidance in Article 11 of Regulation S-X and/or with GAAP standards. As such, please revise or provide us with a detailed analysis of how you were able to conclude that providing a pro forma presentation in compliance with Article 11 would not be materially different from the current presentation.

Response to Comment 13:

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Second Amended Draft Registration Statement to remove the combined period presentation for the 2017 predecessor and successor periods.

Notes to the Combined (Predecessor) / Consolidated (Successor) Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition, page F-9

14.    We note your response and revised disclosure to prior comment 29. Please also similarly revise your disclosure on page 118 related to the impact of adoption of ASC 606.

Response to Comment 14:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 of the Second Amended Draft Registration Statement to address the impact of the adoption of ASC 606.

Note 12: Employee Incentive / Benefit Plans, page F-32

15.    Please revise to describe the nature of the qualifying liquidity event that would trigger the vesting requirements for your various equity-based employee plans.

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Response to Comment 15:

The Company has revised the disclosure on page F-15 of the Second Amended Draft Registration Statement to describe the nature of the qualifying liquidity event that would trigger the vesting requirements for the Company’s equity-based employee plans.

16.    Please revise to address how you determine the underlying fair value of the units used in determining the fair value of your equity awards using the Black-Scholes model. In this regard, you state on page F-14 that this requires significant management judgment.

Response to Comment 16:

The Company has revised the disclosure on page F-15 of the Second Amended Draft Registration Statement to provide additional information regarding how the underlying fair value of the units used is determined when determining the fair value of its equity awards, and to state that this determination requires significant management judgment.

17.    We note the fair value of your performance-based MEPUs decreased from $55 million for the fiscal year ended December 29, 2018 to $15 million for the fiscal year ended December 28, 2019, but that market data used for the fair value determinations were based on information available at March 2019 and June 2019, respectively. Please tell us the reason for the significant decline in fair value of these awards.

Response to Comment 17:

The Company acknowledges the Staff’s comment and advises the Staff that the estimated fair value of the Company’s performance-based MEPUs as of December 29, 2018 reported on page F-36 of the Company’s Draft Registration Statement submitted on August 8, 2019 reflected an inadvertent typographical error. The actual estimated fair value of the Company’s performance-based MEPUs as of December 29, 2018 was $24 million. The $9 million decrease in the estimated fair value of the Company’s performance-based MEPUs as of December 29, 2018 and as of December 28, 2019, respectively, was primarily due to a decrease in outstanding MEPUs attributable to forfeitures of MEPUs by certain former employees, partially offset by an increase in fair value per MEPU due to an excess cash distribution to unitholders in June 2019.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Peter Leav (Greenseer Holdings Corp.)
Venkat Bhamidipati (Greenseer Holdings Corp.) Ashish Agarwal (Greenseer Holdings Corp.)
Katharine Martin (Wilson Sonsini Goodrich & Rosati, P.C.)
Andrew Hill (Wilson Sonsini Goodrich & Rosati, P.C.)